

June 11, 2021

Raymond Firth
Chief Executive Officer
Findit, Inc.
5051 Peachtree Corners Circle #200
Peachtree Corners, GA 30092

Re: Findit, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 24, 2021
File No. 333-254128

Dear Mr. Firth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2021 letter.

Amendment No. 2 to Form S-1 filed May 25, 2020

Certain Relationships and Related Party Transactions, page 44

1. We note your response to prior comment 2 regarding your related party transactions. Please identify the specific individuals that are related parties for: (1) the holding common ownership with Transworldnews, Inc. and (2) principal shareholders that were paid for labor.

Financial Statements
Statement of Cash Flows, page F-4

2. We note you removed the amount of proceeds from the sale of common stock in response to comment 3. You should also correct the subtotal amount reported as Net Cash

Provided By Financing Activities and make any other necessary corrections to your Statement of Cash Flows. In addition, indicate above the 2020 column that the statement of cash flows was revised. Your auditor should update their report and indicate that they have audited the error corrections.

General

3. Please amend your filing to include your financial statements for the quarter ended March 31, 2021.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney at 202-551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas C. Cook, Esq.